SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                Commission File Number        001-16385
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         (Check one)

             Form 10-K and Form 10-KSB         Form 11-K

             Form 20F        [X]  Form 10-Q and Form 10-QSB      Form N-SAR

          For period ended: December 31, 2003
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             Transition Report on Form 10-K and Form 10-KSB

             Transition Report on Form 20-F

             Transition Report on Form 11-K

             Transition Report on Form 10-Q and Form 10-QSB

             Transition Report on Form N-SAR

          For the transition period ended:
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          Read Attached Instruction Sheet Before Preparing Form. Please Print or
          Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

          Full name of registrant: NUI Corporation
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          Former name if applicable:
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          Address of principal executive office (Street and number): 550 Route
          202-206, P.O. Box 760
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          City, state and zip code: Bedminster, New Jersey 07921-0760
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                                     PART II
                             RULE 12-b-25(b) AND (c)

     If the subject report could not be field without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to the previously announced ongoing investigation by the Audit Committee of the Board of Directors of NUI Corporation (the "Company") of certain questionable transactions at NUI Energy Brokers, Inc., the Company's wholesale energy trading subsidiary ("NUI Energy Brokers"), the Company is not able to complete its financial reporting process for its Quarterly Report on Form 10-Q for the first quarter ended December 31, 2003 (the "Form 10-Q") within the prescribed time period. The Company intends to complete its financial reporting process and file its Form 10-Q as soon as practicable after completion of the investigation by the Audit Committee.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Steve Overly                         (908) 719-4287
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            (Name)                         (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            Yes       [X]  No

          Form 10-K for the fiscal year ended September 30, 2003

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes       No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Primarily as a result of certain one-time charges totaling approximately $14.9 million related to the refinancing of the company's debt and severance costs, the company anticipates that it will report a consolidated net loss of approximately $7.2 million, or $0.45 per share, for the first quarter of fiscal 2004, compared with consolidated net income of $7.2 million, or $0.45 per share, for the first quarter of fiscal 2003. The company's results for the first quarter of fiscal 2004 will reflect substantially higher interest expense and fees associated with its November 2003 credit facility.

     The company currently believes any settlement with the New Jersey Board of Public Utilities (NJBPU) regarding the Focused Audit of NUI Corporation, NUI Utilities, Inc. and Elizabethtown Gas ultimately will be reflected as an adjustment to the company's fiscal 2003 financial results, previously reported on November 12, 2003. At this time, the company cannot determine the timing, terms, or the financial impact of any ultimate settlement.

     This Notification of Late Filing on Form 12b-25 contains forward-looking statements including those related to the anticipated results for the first fiscal quarter 2004, the timing of the filing of the Company's Form 10-Q, the investigations of NUI Energy Brokers described above, the settlement regarding the focused audit of NUI, NUI Utilities and Elizabethtown Gas with the NJBPU, and the associated financial impact of a settlement with the NJBPU on the company and the timing thereof. These statements are based on current expectations and information currently available and are believed to be reasonable and are made in good faith. However, these forward-looking statements are subject to risks and uncertainties that could cause actual events to differ materially from those projected in the statements. Factors that may make actual results differ from anticipated results include, but are not limited to, the completion of the financial reporting process; the Company's ability to control operating expenses; the volatility and level of natural gas prices; economic conditions; weather fluctuations; the outcome and consequences of the focused audit being conducted by the NJBPU,

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

including without limitation the timing, terms and conditions of any future settlement with the NJBPU; the timing of completion, and outcome and consequences, of the investigations of NUI Energy Brokers described above; certain other factors set forth in the Company's Form 10-K, Form 10-Q and its other filings with the Securities and Exchange Commission; and other uncertainties, all of which are difficult to predict and some of which are beyond the Company's control. For these reasons, you should not rely on these forward-looking statements when making investment decisions. The words "expect," "believe," "project," "anticipate," "intend," "should," "could," "will," and variations of such words and similar expressions, are intended to identify forward-looking statements. The Company does not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise.


                                 NUI Corporation
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                                 (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 17, 2004               By  /s/ Steven D. Overly
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                                         Name:   Steven D. Overly
                                         Title:  Vice President and General
                                                 Counsel

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